

December 20, 2011

Via E-mail
Robert J. Farrell
Chief Executive Officer and President
EDGAR Online, Inc.
11200 Rockville Pike, Suite 310
Rockville, Maryland 20852

> **Re: EDGAR Online, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed May 2, 2011**
> **File No. 001-32194**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 5

1. We note that Messrs. Price and Chopin and Ms. Bourke each received bonuses earned in 2010, but paid in 2011. Please provide the material terms of the bonuses paid to each of these officers. Please refer to Item 402(o)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director